June 17, 2008

Karen J. Garnett, Esq.
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E
Washington, D.C. 20549

Re:	Bonds.com Group, Inc. Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-148398)

Dear Ms. Garnett:

On behalf of our client, Bonds.com Group, Inc. (the “Company”), set forth below are responses to your letter of comment dated June 13, 2008 (the “Letter”) relating to Amendment No. 2 to Registration Statement on Form S-1 of the Company which was filed with the Securities and Exchange Commission (the “Commission”) on May 27, 2008 (“Amendment No. 2”). Please be advised that the Company’s initial filing of the Registration Statement, which was filed with the Commission on December 28, 2007, was made on Form SB-2, but as a result of the adoption by the Securities and Exchange Commission (the “Commission”) of a new system of disclosure, effective February 4, 2008, the Company is filing Amendment No. 3 to its Registration Statement on Form S-1 (“Amendment No. 3”) as directed in the Commission’s “Small Entity Compliance Guide” prepared by the Commission and dated January 25, 2008 (the “Compliance Guide”). As also provided in the Compliance Guide, the Company has elected to maintain the Form SB-2 disclosure format for the Amendment No. 3, which is permitted until August 4, 2008.

The comments from the Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Letter. Please note that we have not changed the page numbers in the headings or comments from the Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment No. 3. When we have provided language from the Amendment in our responses below, we have marked the language to show changes to Amendment No. 2.

On behalf of the Company, the following are our responses to the Staff's comments:

Karen J. Garnett, Esq.
June 17, 2008

Summary Financial Information, page 7

1.	Please revise the dates of “Balance Sheet Data” to December 31, 2007 and December 31, 2006.

RESPONSE:

In response to the Staff’s comment, the Company has revised the dates for the “Balance Sheet Data” on Page 7 of the prospectus accordingly.

Risk Factors, page 8

Since the registration statement…page 22

2.	We note your disclosure that total liquidated damages will not exceed 10% of the holders’ aggregate purchase price. Please disclose the maximum amount of penalties that you may have to pay.

RESPONSE:

In response to the Staff’s comment, the Company has included the maximum liquidated damages of $435,000 on Page 22 of the prospectus.

Market for Common Equity and Related Stockholder Matters, page 23

3.
We note your response to comment 13. In your response, you indicate that the number of shareholders has increased from 84 to 138 since you filed the first amendment. Please tell us whether you sold securities during this interim period or whether this amount results from resales on the OTCBB by shareholders that do not hold restricted shares. If the increase in shareholders is the result of sales by you, please disclose the exemption you relied upon for those sales and explain how you complied with the exemption.

RESPONSE:

The increase in the number of shareholders of record was solely a result of resales on the OTCBB by shareholders that do not hold restricted shares, as the Company did not sell any additional securities during such period.

Karen J. Garnett, Esq.
June 17, 2008

Industry Background, page 30

4.
Please update the tables and other disclosure in this section to include the most recent information available. Please provide supporting documents for the updated information and clearly mark where the information is presented in these documents.

RESPONSE:

The Company has updated the industry information in the tables and in the text portions of its disclosure on pages 31 to 35 of the prospectus, in each case as such updates are available. The Company also is providing supplemental information herewith to support the information set forth. The applicable language in the supplementary materials has been highlighted to assist the Staff. Please be advised that, with respect to the tabular information, only Table 4 (U.S. Treasury Securities Issuance), which now reflects information through February 2008, has been updated by SIFMA, from the information now contained in the prospectus. All changes to the text portions are marked in the marked draft provided separately to the Staff, and the Company, after using its best efforts to obtain updated information, believes that the information now contained in the prospectus reflects the most recent information available.

Competition, page 40

5.
We note your response to comment 23. In the presentation originally provided on your website, you disclosed Options Xpress and Espeed, Inc. as competitors. These entities do not appear to be included in the revised disclosure on page 41. Please revise or advise.

RESPONSE:

In response to the Staff’s comment, the Company has added optionsXpress and eSpeed to the list of its competitors on Page 41 of the prospectus. Please also be advised that in April 2008, BGC Partners, Inc. was merged with and into eSpeed, Inc., with the survivor changing its name to BGC Partners, LLC.

Certain Relationships and Related Transaction, page 51

6.
Your disclosure indicates that by November 2007 you had repaid a portion of your outstanding loans with an aggregate of 3,188,061 shares. Please reconcile the share amount here with the disclosure presented in Note 19 on page F-23, which indicates that you repaid loans with an aggregate of 2,368,865 shares.

Karen J. Garnett, Esq.
June 17, 2008

RESPONSE:

In response to the Staff’s comment, the Company has revised the share issuance amounts on Page 51 of the prospectus and has also revised the share issuance amounts on Page F-23 of the prospectus so that both now correctly reflect the total number of shares of common stock issued (3,188,060) to related parties in payment of outstanding loans.

7.
We note that the remainder of the advisory services fee payable to Keating Investments may be paid, at the election of the company, in shares of the company’s outstanding stock. We further note the price attributable to common stock for such purpose would be equal to 75% of the market price at the time of issuance. Please tell us how you plan to account for such transaction, including the difference between the fair market value of your common stock upon issuance and the discounted price at which it may be issued.

RESPONSE:

The Company has the right to settle its advisory services fee payable to Keating Investments via issuance of shares of the Company’s outstanding stock using a value equal to 75% of the market price at the time of issuance. If the Company so elects to settle this liability in shares, it would account for the share-based payment at fair value pursuant to SFAS Statement 123(R). In this respect, the difference between the fair value of the common stock issued and the discounted price at which it may be issued would be accounted for as additional service fees.

Security Ownership of Certain Beneficial Owners and Management, page 53

8.	In the shareholder list provided, we note that 3,000,000 shares held by John Barry, IV are held in a trust. Please add a footnote to disclose this.

RESPONSE:

In response to the Staff’s comment, the Company has added a new footnote (4) to the beneficial ownership table on page 53 of the prospectus, which discloses that 3,000,000 shares of common stock beneficially owned by Mr. Barry are held of record by the John J. Barry IV Revocable Trust.

Karen J. Garnett, Esq.
June 17, 2008

Selling Stockholders, page 54

9.
We note that the amount of shares for Growth Ventures, Inc. is listed at 284,026 in the table and that this amount includes the amount of shares to be received upon the exercise of warrants. You refer to both footnote 4 and footnote 8 with regard to this holder. If the proper reference is to footnote 4, it appears that you have included 47,340 more shares than Growth Ventures would own based on the information provided in the shareholder list. Please revise to either correct the amount of shares or correct the footnote reference.

RESPONSE:

Please be advised that the reference to footnote (4) in the second column of the table on Page 55 of the prospectus, for Growth Ventures, Inc., was incorrect and has been changed to footnote (8).

10.
We note the amount of shares for McGinnis Group International, LLC Defined Benefit Plan is listed at 249,943 in the table and that this amount includes the amount of shares to be received upon the exercise of warrants. Based on the information provided in the shareholder list, it appears that McGinnis owns 166,625 shares and may receive 88,318 shares upon the exercise of warrants for an aggregate amount of 234,799 shares. Please advise or revise.

RESPONSE:

Please be advised that the number of shares of common stock issuable to McGinnis Group International, LLC Defined Benefit Plan upon the exercise of the warrants has been corrected in footnote (24) on Page 58 of the prospectus so that it now accurately provides for the issuance of 83,318 shares of common stock upon exercise of the warrants.

Notes to Consolidated Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

Recent Accounting Developments, page F-9

11.
We note your response to comment 31 and reissue the comment. SFAS 157 is effective as of January 1, 2008 for financial assets and liabilities. Please update your disclosures to clarify this and to provide the appropriate disclosures required under SFAS 157 as of and for the period ended March 31, 2008, if applicable. Please note that FSP SFAS 175-2 delayed the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for non-financial assets and liabilities only. Refer to paragraph 5 outlining the scope of FSP FAS 157-2.

Karen J. Garnett, Esq.
June 17, 2008

RESPONSE:

In response to the Staff’s comment, the Company has revised its accounting policy note to reflect the following:

“In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 157, Fair Value Measurements, which defines fair value, establishes a new framework for measuring that value and expands disclosures about fair value measurements. Broadly, SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 established market or observable inputs as the preferred source of values, followed by assumptions based on hypothetical transactions in the absence of market inputs. SFAS 157 will require, among other things, expanded disclosure about fair value measurements that have a significant portion of the value determined using unobservable inputs (level 3 measurements). The standard applies prospectively to new fair value measurements performed after the required effective dates, which are as follows: on January 1, 2008, the standard applied to our measurements of the fair values of financial instruments and recurring fair value measurements of non-financial assets and liabilities; on January 1, 2009, the standard will apply to all remaining fair value measurements, including non-recurring measurements of non-financial assets and liabilities such as measurement of potential impairments of goodwill, other intangible assets and other long-lived assets. It also will apply to fair value measurements of non-financial assets acquired and liabilities assumed in business combinations. On January 18, 2008, the FASB issued proposed FASB Staff Position (FSP) FAS 157-c, Measuring Liabilities under Statement 157, which will modify the definition of fair value by requiring estimation of the proceeds that would be received if the entity were to issue the liability at the measurement date. Further revisions to the measurement guidance are possible and we are monitoring emerging interpretations and developments. SFAS 157 will not have a material effect on our earnings or financial position and will have no effect on our cash flows.”

Form 10-K for the fiscal year ended December 31, 2007

Item 15. Exhibits, Financial Statement Schedules

Exhibits 31 and 32

12.
We note that Certifications signed by your President and Chief Executive Officer, John J. Barry IV and Chief Financial Officer, Rodger Rees, are not dated. Please amend your filing to provide current, dated certification as required under Exchange Act Rules 13a-14(a) and 15d-14(a), as well as the certifications required under Section 906 of the Sarbanes-Oxley Act of 2002.

Karen J. Garnett, Esq.
June 17, 2008

RESPONSE:

At the Staff’s request, the Company will file an amendment to its Annual Report on Form 10-K for the year ended December 31, 2007 (the Annual Report”), with new Certifications by its Principal Executive and Principal Financial Officer. This amendment is being filed to cure the Company’s inadvertent omission of the complete date of the Certifications filed with the Annual Report, as filed on the SEC’s EDGAR system.

Very truly yours,

/s/ Scott M. Miller

Scott M. Miller

Enclosures

cc:	Stacie D. Gorman, Esq.
Mr. Mark Rakip
Mr. Kevin Woody
Mr. John Barry
Mr. Scott Walters, CPA